UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*

                            Arc Communications Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  00204P 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Aaron Dobrinsky
                            Arc Communications Inc.
                        401 Hackensack Avenue, 3rd Floor
                          Hackensack, New Jersey 07601
                                 (201) 525-1777

                                with a copy to:
                              Alan C. Ederer, Esq.
                 Westerman Ball Ederer Miller & Sharfstein, LLP
                              170 Old Country Road
                            Mineola, New York 11501
                                 (516) 622-9200
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 27, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00204P 10 8
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Aaron Dobrinsky

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  .........................................................

     (b)  .........................................................

--------------------------------------------------------------------------------

3. SEC Use Only ..............................................................

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) PF

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
  or 2(e) .................

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization U.S.
--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

        7. Sole Voting Power 2,799,999

--------------------------------------------------------------------------------

        8. Shared Voting Power 0

--------------------------------------------------------------------------------


        9. Sole Dispositive Power 2,799,999

--------------------------------------------------------------------------------

        10. Shared Dispositive Power 0

--------------------------------------------------------------------------------

        11. Aggregate Amount Beneficially Owned by Each Reporting Person
            2,799,999

--------------------------------------------------------------------------------

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) ...........

--------------------------------------------------------------------------------

        13. Percent of Class Represented by Amount in Row (11) 7.8%

--------------------------------------------------------------------------------

        14. Type of Reporting Person (See Instructions)

            IN ...........................................................
            ..............................................................
            ..............................................................

      This statement of beneficial ownership on Schedule 13D (the "Statement") is being filed by Mr. Aaron Dobrinsky with respect to his beneficial ownership of shares of the common stock, par value $.001 per share, of Arc Communications Inc. (the "Common Stock").

ITEM 1. SECURITY AND ISSUER

      This Statement relates to the Common Stock of Arc Communications Inc. (the
"Issuer").   The  Issuer's  principal  executive  offices  are  located  at  401
Hackensack Avenue, 3rd Floor, Hackensack, New Jersey 07601.

ITEM 2. IDENTITY AND BACKGROUND

      (a) This Statement is being filed by Mr. Aaron Dobrinsky.

      (b) Mr. Dobrinsky's business address is 401 Hackensack Avenue, 3rd Floor, Hackensack, New Jersey 07601.

      (c) Mr. Dobrinsky's principal occupation is as Chief Executive Officer and director of the Issuer.

      (d) During the last five years, Mr. Dobrinsky has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Dobrinsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Dobrinsky being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Dobrinsky is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On March 24, 2004, Mr. Dobrinsky purchased 933,333 shares of Common Stock and warrants to purchase 466,666 shares of Common Stock from the Issuer for an aggregate purchase price of $70,000 in a private placement. The funds used to purchase the Common Stock and warrants in the private placement were Mr.
Dobrinsky's personal funds. No portion of such funds was borrowed, and such funds were not obtained for the purpose of effecting the transactions described in this Statement.

      On April 27, 2004, the Issuer issued Mr. Dobrinsky a stock option to purchase an aggregate of 4,000,000 shares of Common Stock at an option price equal to one cent ($.01) per share pursuant to the Employment Agreement between the Issuer and Mr. Dobrinsky entered into on such date. The options are exercisable pursuant to the following schedule: (i) 1,400,000 are fully vested as of April 27, 2004 (the "Effective Date"); (ii) 600,000 shall vest on the date which is 5 months and 29 days after the Effective Date; (iii) 1,000,000 shall vest on the first anniversary of the Effective Date; and (iv) 1,000,000 shall vest on the second anniversary of the Effective Date. The option expires seven years from the Effective Date. It is presently anticipated that any exercise of such options to acquire Common Stock by Mr. Dobrinsky would be made out of personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

      Mr. Dobrinsky purchased the Common Stock and warrants in the private placement described in this Statement for investment purposes. As reflected in the Issuer's preliminary proxy statement on Schedule 14A filed on December 31, 2003, and amended on April 9, 2004, the Issuer is involved in a merger transaction with RoomLinX, Inc. Mr. Dobrinsky understands that one of the purposes of the private placement is to facilitate the merger as well as to raise money for the Issuer for working capital. As described in the Issuer's press release dated April 27, 2004, on that date, Mr. Dobrinsky was appointed chief executive officer of the Issuer and made a member of the board of directors. Mr. Dobrinsky will remain on the board of directors of the surviving corporation following the merger. Therefore, following the merger, Mr. Dobrinsky may be involved in assisting the Issuer in pursuing certain of the transactions identified in paragraphs (a) through (j) of this Item 4. A copy of the April 27, 2004 press release was filed as Exhibit 99.1 to Form 8-K filed by the Issuer on April 28, 2004, and is incorporated herein by reference.

      As described in the Employment Agreement between the Issuer and Mr. Dobrinsky dated April 27, 2004, the Issuer issued Mr. Dobrinsky a stock option to purchase an aggregate of 4,000,000 shares of Common Stock at an option price of one cent ($.01) per share. The references to the Employment Agreement and the stock option granted to Mr. Dobrinsky in this Statement are qualified in their entirety by reference to the Employment Agreement, the full text of which is annexed hereto as Exhibit 1 and incorporated herein by reference.

      Mr. Dobrinsky reserves the right at any time to acquire additional shares of Common Stock of the Issuer or to dispose of any shares of such Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Based on 35,992,776 shares of Common Stock of the Issuer outstanding, on or about April 14, 2004, Mr. Dobrinsky beneficially owns 2,799,999 shares of Common Stock, or 7.8% of Common Stock currently outstanding, assuming the exercise of options to purchase 1,400,000 shares of Common Stock (at an exercise price of $.01 per share) and the exercise of warrants to purchase 466,666 shares of Common Stock (at an exercise price of $.15 per share).

      (b) Mr. Dobrinsky has sole power to vote and dispose of the shares of Common Stock identified in this Statement.

      (c) During the past 60 days, Mr. Dobrinsky effected the following transaction:

            (i) On March 24, 2004, Mr. Dobrinsky purchased 933,333 shares of Common Stock and warrants to purchase 466,666 shares of Common Stock from the Issuer for an aggregate purchase price of $70,000 (or $.075 per share) in the private placement.

            (ii) On April 27, 2004, Mr. Dobrinsky entered into an Employment Agreement with the Issuer pursuant to which the Issuer granted Mr. Dobrinsky a stock option to purchase an aggregate of 4,000,000 shares of Common Stock, 1,400,000 of which are immediately exercisable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT SECURITIES OF THE ISSUER

      Mr. Dobrinsky entered into a securities subscription agreement with respect to the shares of Common Stock and warrants that he purchased in the private placement on March 24, 2004. Copies of the form of securities subscription agreement and the form of warrant were filed by the Issuer on March 30, 2004 as Exhibits 4.1 and 4.2, respectively, to Form 10-KSB for the year ended December 31, 2003, and are incorporated herein by reference.

      Mr. Dobrinsky was granted a stock option to purchase an aggregate of 4,000,000 shares of Common Stock pursuant to the Employment Agreement between the Issuer and Mr. Dobrinsky dated April 27, 2004. The full text of the Employment Agreement is annexed hereto as Exhibit 1, and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      The following Exhibits are annexed hereto:

            1. Employment Agreement between ARC Communications Inc. and Aaron Dobrinsky dated April 27, 2004.

            2. Form of Securities Subscription Agreement (incorporated by reference to Exhibit 4.1 to Form 10-KSB for the year ended December 31, 2003, filed on March 30, 2004).

            3. Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.2 to Form 10-KSB for the year ended December 31, 2003, filed on March 30, 2004).

            4. Press Release dated April 27, 2004  (incorporated by reference to
Exhibit 99.1 to Form 8-K filed on April 28, 2004).

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 7, 2004
--------------------------------------------------------------------------------
Date


/s/ Aaron Dobrinsky
--------------------------------------------------------------------------------
Signature


Aaron Dobrinsky
--------------------------------------------------------------------------------
Name

                                   EXHIBIT I

                              EMPLOYMENT AGREEMENT

      THIS  AGREEMENT  made  effective  as of the 27th day of  April,  2004 (the
"Effective Date") by and between Arc Communications Inc, a New Jersey corporation with its principal place of business at 401 Hackensack Avenue, Hackensack, New Jersey 07601 (the "Company"), and Aaron Dobrinsky (the "Employee").

                                  WITNESSETH:

      WHEREAS, the Company desires to secure the employment of the Employee in accordance with the provisions of this Agreement; and

      WHEREAS, the Employee desires and is willing to accept employment with the Company in accordance with the terms herein.

      NOW THEREFORE, in consideration of the premises and mutual covenants contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

      TERM. The Company hereby agrees to employ the Employee and the Employee hereby agrees to serve the Company pursuant to the terms and conditions of this Agreement as Chief Executive Officer of the Company, for an initial term commencing on the Effective Date hereof and expiring on the second anniversary thereof (the "initial term"), unless sooner terminated in accordance with the terms hereof. On the expiration of the initial term and on each yearly anniversary thereof, the Agreement shall automatically renew for an additional two-year period (the "Renewal Term"), unless sooner terminated in accordance with the provisions of Section 6 or unless either party notifies the other party in writing of its intentions not to renew this Agreement not less than sixty
(60) days prior to such expiration date or anniversary, as the case may be.

      POSITIONS AND DUTIES.

      (a) DUTIES. The Employee's duties hereunder shall be those which shall be prescribed from time to time by the Board of Directors of the Company (the "Board of Directors") in accordance with the bylaws of the Company and which customarily accompany the title of Chief Executive Officer of a Company of similar size and purpose. The Employee will hold such other executive offices in the Company and its subsidiaries to which he may be elected, appointed or assigned by the Board of Directors from time to time and will discharge such executive duties in connection therewith. The Employee shall devote his full working time, energy and skill (reasonable absences for vacations and illness excepted), to the business of the Company as is necessary in order to perform such duties faithfully, competently and diligently; provided, however, that notwithstanding any provision in this Agreement to the contrary, the Employee shall not be precluded from devoting reasonable periods of time required for serving as a member of boards of companies which have been approved by the Board of Directors or participating in non-business organizations so long as such memberships or activities do not interfere with the performance of the Employee's duties hereunder. The Company acknowledges that the Employee may conitnue to provide services to GoAmerica, Inc. so long as such services do not substantially interfere with his satisfaction of the requirements set forth herein.

      (b) BOARD NOMINATION. So long as the Employee is the Chief Executive Officer of the Company, the Company will use reasonable commercial efforts to obtain the nomination and election of the Employee as a director of the Company.

      COMPENSATION. During the term of this Agreement, the Employee shall receive, for all services rendered to the Company hereunder, the following (hereinafter referred to as "Compensation"):

      (c) BASE SALARY. The Employee shall be paid an initial annual base salary equal to $200,000 (the "Initial Salary"). The Initial Salary shall be immediately increased to $250,000 annually upon the Company's reaching the Milestone, as defined below. The Employee's annual base salary shall be payable in equal installments in accordance with the Company's general salary payment policies but no less frequently than monthly. Such base salary shall be reviewed, and any increases in the amount thereof shall be determined, by the Board of Directors or a compensation committee formed by the Board of Directors (the "Compensation Committee") at the end of each 12-month period of employment during the term hereof. Such base salary may be decreased only if done in conjunction with similar pro rata decreases in base salary for other employees within the Company. The term "Milestone" shall mean the Company's either: (i) reaching profitability (in accordance with U.S. generally accepted accounting principles) in any fiscal quarter; or (ii) raising capital to finance operations in an aggregate amount of $2,000,000 or more, excluding for this purpose only those capital raising transactions which have closed on or before the Effective Date.

      (d) BONUSES. The Employee shall receive a guaranteed annual bonus of no less than 50% of his base salary (the "Annual Bonus"). The Annual Bonus may be increased up to 100% of the Employee's salary upon the Company meeting reasonable objectives, as such shall be determined by the Company's Board of Directors or, if formed, the Compensation Committeee thereof, at or before the commencement of the year in which such objectives are to be met. The Bonus shall be paid within two (2) weeks after the Board of Directors has determined whether the objectives for the preceding year have been met, but in no event shall the bonus be paid later than the end of the March of the year following the year for which the Annual Bonus was earned. The Employee will further be permitted to participate in other bonus plans made generally available to employees of the Company.

      (e) INCENTIVE COMPENSATION. The Employee shall be eligible for awards from the Company's incentive compensation plans, including without limitation any stock option plans, applicable to high level executive officers of the Company or to key employees of the Company or its subsidiaries, in the discretion of the Board of Directors or the Compensation Committee.

      (f) AUTOMOBILE ALLOWANCE. Commencing on September 1, 2004, the Company shall provide to the Employee a fixed automobile allowance of $600.00 per month to be used by Employee for automobile lease payments, insurance and related taxes during the term of this Agreement. In addition, automobile expenses incurred in connection with the performance of the Employee's duties hereunder with respect to tolls, gasoline and automobile maintenance are the responsibility of the Company and shall be paid by the Company.

      (g) BENEFITS. The Employee and his "dependents," as that term may be defined under the applicable benefit plan(s) of the Company, shall be included, to the extent eligible thereunder, in any and all plans, programs and policies which provide benefits for employees and their dependents. Such plans, programs and policies will include health care insurance, long-term disability plans, life insurance, supplemental disability insurance, supplemental life insurance, holidays and other similar or comparable benefits made available to the Company's employees.

      (h) EXPENSES. Subject to and in accordance with the Company's policies and procedures, the Employee hereby is authorized to incur, and, upon presentation of itemized accounts, shall be reimbursed by the Company for, any and all reasonable business-related expenses, which expenses are incurred by the Employee on behalf of the Company or any of its subsidiaries.

      (i) LIFE INSURANCE. During the term of this Agreement, in addition to the life insurance benefits provided to the Employee in paragraph 3(e) above, the Company will maintain, at the Company's expense, term insurance upon the Employee's life in the face amount of up to one million dollars ($1,000,000.00). Such insurance will be payable to the beneficiary that the Employee shall designate in writing to the Company, or in the absence of such designation, to the Employee's estate.

      STOCK OPTIONS.

      (j) CURRENT GRANT. the Company hereby grants to the Employee a stock option (the "Option") which will be under the RoomLinX, Inc. Long-Term Incentive Plan (the "Plan") following approval of such Plan by Company stockholders for the purchase of an aggregate of 4,000,000 shares of common stock of the Company at an option price equal to one cent ($.01) per share. The Option shall be exercisable ("vest") pursuant to the following schedule: (i) 1,400,000 shall vest immediately upon the Effective Date; (ii) 600,000 shall vest on the date which is 5 months and 29 days after the Effective Date (October 26, 2004);
(iii) 1,000,000  shall vest on the first  anniversary of the Effective Date; and
(iv) 1,000,000 shall vest on the second anniversary of the Effective Date. The Company agrees to take all necessary actions to ensure that all shares issued upon the Employee's exercise of this Option, or any portion thereof, shall be registered pursuant to the securities laws of the United States and tradeable in accordance with such laws. The Employee shall have a period of seven (7) years from the Effective Date within which to exercise the Option.

      (k) EFFECT OF CHANGE IN CONTROL ON VESTING. Upon a Change of Control, the unvested portion of any equities granted to the Employee by the Company shall immediately vest and become exercisable by the Employee. For purposes of this Agreement, a "Change in Control" shall mean the occurrence of any of the following:

            (i) The acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d-3 promulgated under the Exchange Act) 30% or more of either (x) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (y) the combined voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); PROVIDED, HOWEVER, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control Event: (A) any acquisition directly from the Company (excluding an acquisition pursuant to the exercise, conversion or exchange of any security exercisable for, convertible into or exchangeable for common stock or voting securities of the Company, unless the Person exercising, converting or exchanging such security acquired such security directly from the Company or an underwriter or agent of the Company), (B) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (C) any acquisition by any corporation pursuant to a Business Combination (as defined below) which complies with clauses (x) and (y) of subsection (iii) of this definition; or

            (ii) Such time as the Continuing Directors (as defined below) do not constitute a majority of the Board of Directors (or, if applicable, the board of directors of a successor corporation to the Company), where the term "Continuing Director" means at any date a member of the Board of Directors (x) who was a member of the Board of Directors on the date of the initial adoption of this Agreement by the Board of Directors or (y) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; PROVIDED, HOWEVER, that there shall be excluded from this clause (y) any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board of Directors; or

            (iii) The consummation of a merger,  consolidation,  reorganization, recapitalization or share exchange involving the Company or a sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), unless, immediately following such Business

Combination, each of the following two conditions is satisfied: (x) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation or other form of entity in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns the Company or substantially all of the Company's assets either directly or through one or more subsidiaries) (such resulting or acquiring corporation or entity is referred to herein as the "Acquiring Corporation") in substantially the same proportions as their ownership of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively, immediately prior to such Business Combination and (y) no Person (excluding the Acquiring Corporation or any employee benefit plan (or related trust) maintained or sponsored by the Company or by the Acquiring Corporation) beneficially owns, directly or indirectly, 30% or more of the then-outstanding shares of common stock of the Acquiring Corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to the Business Combination).

      ABSENCES. The Employee shall be entitled to no less than four (4) weeks of paid vacation per calendar year. Absences because of illness or other incapacity, and such other absences, whether for holiday, personal time, or for any other purpose, shall be governed by the Company's procedures and policies, as same may be amended from time-to-time.

      TERMINATION. In addition to the events of termination and expiration of this Agreement provided for in Section 1 hereof, the Employee's employment hereunder may be terminated only as follows:

      (l) WITHOUT CAUSE. The Company may terminate the Employee's employment hereunder without Cause only upon action by the Board of Directors, and upon no less than sixty (60) days prior written notice to the Employee. The Employee may terminate employment hereunder without Cause upon no less than sixty (60) days prior written notice to the Company.

      (m) FOR CAUSE, BY THE COMPANY. The Company may terminate the Employee's employment hereunder for Cause immediately and with prompt notice to the Employee. Cause shall be determined by the Board of Directors only after having given the Employee a sufficient opportunity to be heard. "Cause" for termination shall include only the following conduct of the Employee:

            (i) Material breach of any provision of this Agreement by the Employee, which breach shall not have been cured by the Employee within sixty
(60) days of receipt of written notice of said breach;

            (ii) Gross Misconduct as an employee of the Company, including but not limited to: misappropriating any funds or property of the Company; and attempting to willfully obtain any personal profit from any transaction in which the Employee has an interest which is adverse to the interests of the Company;

            (iii) Continuing unreasonable refusal to perform the material duties assigned to the Employee under or pursuant to this Agreement;

            (iv) Conviction of a felony (including pleading guilty or no contest to a felony); or

            (v) Any other act or omission which subjects the Company or any of its subsidiaries to substantial public disrespect, scandal or ridicule.


      (n) FOR GOOD REASON BY EMPLOYEE. The Employee may terminate employment hereunder for Good Reason immediately and with prompt notice to the Company.
"Good Reason" for termination by the Employee shall include the following conduct of the Company:

            (i) Material breach of any provision of this Agreement by the Company, which breach shall not have been cured by the Company within sixty (60) days of receipt of written notice of said breach (changes in base salary pursuant to section 3(a) hereof shall not constitute Good Reason);

            (ii) Failure to maintain the Employee in a position commensurate with that referred to in Section 1 of this Agreement;

            (iii) Failure to nominate the Employee as a director of the Company;

            (iv) Requirement, without the Employee's written consent, that the Employee relocate his office outside of the State of New Jersey.

      (o) DEATH. The period of active employment of the Employee hereunder shall terminate automatically in the event of his death.

      (p) DISABILITY. In the event that the Employee shall be unable to perform duties hereunder for a period of one hundred eighty (180) consecutive calendar days or one hundred eighty (180) work days within any 360 consecutive calendar days, by reason of disability as a result of illness, accident or other physical or mental incapacity or disability, the Company may, in its discretion, by giving written notice to the Employee, terminate the Employee's employment hereunder as long as the Employee is still disabled on the effective date of such termination.

      (q) MUTUAL AGREEMENT. This Agreement may be terminated at any time by mutual agreement of the Employee and the Company.

      COMPENSATION IN THE EVENT OF TERMINATION. In the event that the Employee's employment pursuant to this Agreement terminates prior to the end of the term of this Agreement, the Company shall pay the Employee compensation as set forth below:

      (r) BY EMPLOYEE FOR GOOD REASON; BY COMPANY WITHOUT CAUSE. The provisions of this section shall only take effect after the Employee has been employed with the Company for a period of six (6) months following the Effective Date. In the event that the Employee's employment hereunder is terminated by the Employee for Good Reason pursuant to Section 6(c) hereof, by the Company without Cause pursuant to Section 6(a) hereof, or if the Company chooses not to renew the Agreement at the end of the Initial Term or any Renewal Term, then:

            (i) The Company shall continue to pay to the Employee his annual base salary and all other compensation and benefits provided for in Section 3 hereof (except those benefits which the Company may not properly provide, pursuant to applicable Company benefit plan, policy or law) in the same manner as before termination, for a period of one (1) year from the date of termination or through the end of the applicable term of this Agreement, whichever is shorter (the "Severance Period"). The payments during the Severance Period shall not be offset by any income or payments the Employee receives from sources other than the Company. To the extent the Employee receives any medical or health benefits pursuant to this section, such benefits shall be provided as a reimbursement (or direct payment at the sole election of the Company) to the

Employee of payments made pursuant to an election to continue benefits under COBRA.

            (ii) The unvested portion of any equities previously granted to the Employee shall immediately vest and become exercisable by the Employee, in accordance with their terms.

            (iii) The payments, rights and entitlements described in Section 6(a)(i) hereof, if any, shall only be made if the Employee shall first have executed and delivered to the Company a release with respect to his employment hereunder and the termination of such employment.

      (s) BY COMPANY UPON TERMINATION OF AGREEMENT DUE TO EMPLOYEE'S DEATH OR DISABILITY. In the event of the Employee's death or if the Company shall terminate the Employee's employment hereunder for disability pursuant to Section 6(e) hereof then:

            (i) The Company shall continue to pay the base salary payable hereunder at the then current rate for one (1) year after the termination of employment to the Employee or his personal representative, as applicable;

            (ii) In the event of a termination pursuant to Section 6(e) hereof, if eligible, Employee shall be entitled to benefits under any salaried long-term disability plan of the Company covering the Employee then in effect; and

            (iii) All other compensation and benefits provided for in Section 3 of this Agreement shall cease upon such termination.

      (t) BY COMPANY FOR CAUSE OR BY EMPLOYEE WITHOUT GOOD REASON. In the event that: (i) the Company shall terminate the Employee's employment hereunder for Cause pursuant to Section 6(b) hereof; or (ii) the Employee shall terminate employment hereunder without "Good Reason" as defined in Section 6(c) hereof, then the Employee's rights hereunder shall cease as of the effective date of the termination, including, without limitation, the right to receive the Base Salary and all other compensation or benefits provided for in this Agreement, except that the Company shall pay the Employee salary and other Compensation which may have been earned and is due and payable but which has not been paid as of the date of termination.

      EFFECT OF TERMINATION. In the event of expiration or early termination of this Agreement as provided herein, neither the Company nor the Employee shall have any remaining duties or obligations hereunder except that:

      (u) The Company shall:

            (i) Pay the Employee's accrued salary and any other accrued benefits under Section 3 hereof;

            (ii) Reimburse the Employee for expenses already incurred in accordance with Section 3(e) hereof;

            (iii) To the extent required by law, pay or otherwise provide for any benefits, payments or continuation or conversion rights in accordance with the provisions of any benefit plan of which the Employee or any of his dependents is or was a participant; and

            (iv) Pay the Employee or his beneficiaries any compensation due pursuant to Section 6 hereof; and

      (v) The Employee shall remain bound by the terms of Sections 9, 10 and 11 hereof.

      RESTRICTIVE COVENANT.

      (w) The Employee acknowledges and agrees that he has access to secret and confidential information of the Company and its subsidiaries and that the following restrictive covenant is necessary to protect the interests and continued success of the Company. Except as otherwise expressly consented to in writing by the Company, until the termination of this Agreement and thereafter for twelve (12) months (the "Restricted Period"), the Employee shall not, directly or indirectly, acting as an employee, owner, shareholder, partner, joint venturer, officer, director, agent, salesperson, consultant, advisor, investor or principal of any corporation or other business entity:

            (i) engage, in any state or territory of the United States of America or other country where the Company is actively doing business (determined as of the date this Agreement terminates), in direct or indirect competition with the business conducted by the Company;

            (ii) solicit, on behalf of any entity which may be competitive with the Company, any present customer or supplier, or prospective customers or suppliers, of the Company, or request or otherwise attempt to induce or influence, directly or indirectly, any present customer or supplier, or prospective customer or supplier, of the Company, or other persons sharing a business relationship with the Company, to cancel, limit or postpone their business with the Company; or

            (iii) solicit for employment, directly or indirectly, or induce or actively attempt to influence, any Employee of the Company, to terminate his or her employment with the Company.

      (x) If the Employee violates any of the restrictions contained in Section 9(a) above, the Restrictive Period shall be increased by the period of time from the commencement of any such violation until the time such violation shall be cured by the Employee to the satisfaction of the Company, and the Company may withhold any and all payments, except salary, otherwise due and owing to the Employee under this Agreement.

      (y) In the event that either the geographical area or the Restrictive Period set forth in Section 9(a) of this Agreement is deemed to be unreasonably restrictive in any court proceeding, the court may reduce such geographical area and Restrictive Period to the extent which it deems reasonable under the circumstances.

      (z) Nothing in this Section 9, whether express or implied, shall prevent the Employee from being a holder of securities of a company whose securities are registered under Section 12 of the Securities Exchange Act of 1934, as amended, or any privately held company; provided, however, that during the term of this agreement, and with respect to any company which may be deemed to directly or indirectly compete with the business conducted by the Company or with the activities which the Company plans to conduct, the Employee holds of record and beneficially less than one percent (1%) of the votes eligible to be cast generally by holders of securities of such company for the election of directors.

      (aa) The Employee acknowledges and agrees that in the event of a breach or threatened breach of the provisions of this Section 9 by Employee the Company may suffer irreparable harm and therefore, the Company shall be entitled, to the extent permissible by law to obtain immediate injunctive relief restraining the Employee from conduct in breach or threatened breach of the covenants contained in this Section 9. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of damages from the Employee.

      PROPRIETARY INFORMATION.

      (bb) The Employee agrees that all information, whether or not in writing, of a confidential nature concerning the Company's business or financial affairs (collectively, "Proprietary Information") is and shall be the exclusive property of the Company. By way of illustration, but not limitation, Proprietary Information may include inventions, products, processes, methods, techniques, formulas, compositions, compounds, projects, developments, plans, research data, clinical data, financial data, personnel data, computer programs, and customer and supplier lists. The Employee will not disclose any Proprietary Information to others outside the Company or use the same for any unauthorized purposes without written approval by an officer of the Company, either during or after his employment, unless and until such Proprietary Information has become public knowledge without fault by the Employee.

      (cc) The Employee agrees that all files, letters, memoranda, reports, records, data, sketches, drawings, laboratory notebooks, program listings, or other written, photographic, or other tangible material containing Proprietary Information, whether created by the Employee or others, which shall come into his custody or possession, shall be and are the exclusive property of the Company to be used by the Employee only in the performance of his duties for the Company. (dd) The Employee agrees that his obligation not to disclose or use information, know-how and records of the types set forth in paragraphs (a) and
(b) above, also extends to such types of information, know-how, records and tangible property of customers of the Company or suppliers to the Company or other third parties who may have disclosed or entrusted the same to the Company or to the Employee in the course of the Company's business.

      DEVELOPMENTS.

      (ee) The Employee will make full and prompt disclosure to the Company of all inventions, improvements, discoveries, methods, developments, software, and works of authorship, whether patentable or not, which are created, made, conceived or reduced to practice by the Employee or under his direction or jointly with others during his employment by the Company, which are related to the business of the Company, whether or not during normal working hours or on the premises of the Company (all of which are collectively referred to in this Agreement as "Developments").

      (ff) The Employee agrees to assign and does hereby assign to the Company (or any person or entity designated by the Company) all his right, title and interest in and to all Developments and all related patents, patent applications, copyrights and copyright applications. However, this Section 10(b) shall not apply to Developments which meet each of the following criteria: (i) they do not relate to the present or planned business or research and development of the Company; and (ii) they are made and conceived by the Employee not during normal working hours, not on the Company's premises and not using the Company's Proprietary Information.

      (gg) The Employee agrees to cooperate fully with the Company, both during and after his employment with the Company, with respect to the procurement, maintenance and enforcement of copyrights and patents (both in the United States and foreign countries) relating to Developments. Employee shall sign all papers, including, without limitation, copyright applications, patent applications, declarations, oaths, formal assignments, assignment of priority rights, and powers of attorney, which the Company may deem necessary or desirable in order to protect its rights and interests in any Development.

      GROSS-UP FOR EXCISE TAX. If it shall be determined that any payment or distribution by the Company to or for the benefit of Employee (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a "Payment") would be subject to an excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Excise Tax"), the Company shall pay to the Employee (a "Gross-Up Payment") an amount such that after payment by the Employee of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any taxes imposed upon the Gross-Up Payment, the Employee retains an amount of the Gross-Up Payment equal to the amount of the Excise Tax imposed upon the Payments. The Employee undertakes and agrees that he will notify the Board of Directors immediately if he is contacted or notified by any taxing authority that it will be doing any of the following: (i) reviewing the Agreement; (ii) reviewing whether any Excise Tax is to be imposed upon the Employee in relation to this Agreement; or (iii) imposing an Excise Tax on the Employee in relation to this Agreement.

      INDEMNIFICATION   AND   DIRECTORS   AND  OFFICERS   LIABILITY   INSURANCE.

      (hh) The Company will use its commercially reasonable best efforts to obain, within 120 days of the date of this Agreement, and to maintain during the term of this Agreement, commercially reasonable directors and officers liability insurance in a face amount of no less than $3,000,000 or such other amount as may be determined by the Board of Directors of the Company, upon which the Employee shall be a named insured.

      (ii) Both during and after the conclusion of the Employee's employment with the Company, the Company agrees to indemnify the Employee to the fullest extent permitted by applicable law, including but not limited to, whenever permitted by law, the advancement and reimbursement of expenses and costs incurred by the Employee, for all actions related to the Employee's employment with the Company or his role(s) as an officer, director or agent of the Company or any of its affiliates.

      NO CONFLICTS. The Employee has represented and hereby represents to the Company that the execution, delivery and performance by the Employee of this Agreement do not conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under any contract, agreement or understanding, whether oral or written, to which the Employee is a party or of which the Employee is or should be aware and that there are no restrictions, covenants, agreements or limitations on his right or ability to enter into and perform the terms of this Agreement, and agrees to save the Company harmless from any liability, cost or expense, including attorney's fees, based upon or arising out of any such restrictions, covenants, agreements, or limitations that may be found to exist.

      WAIVER. The waiver by a party hereto of any breach by the other party hereto of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by a party hereto.

      ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company, and the Company shall be obligated to require any successor to expressly assume its obligations hereunder. This Agreement shall inure to the benefit of and be enforceable by the Employee or his legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. The Employee may not assign any of his duties, responsibilities, obligations or positions hereunder to any person and any such purported assignment by him shall be void and of no force and effect.

      NOTICES. Any notices required or permitted to be given under this Agreement shall be sufficient if in writing, and if personally delivered or when sent by first class certified or registered mail, postage prepaid, return receipt requested--in the case of the Employee, to his residence address as set forth below, and in the case of the Company, to the address of its principal place of business as set forth below, in care of the Board of Directors--or to such other person or at such other address with respect to each party as such party shall notify the other in writing.

      CONSTRUCTION OF AGREEMENT.

      (jj) GOVERNING LAW. This Agreement shall be governed by and its provisions construed and enforced in accordance with the internal laws of the State of New Jersey without reference to its principles regarding conflicts of law.

      (kk) SEVERABILITY. In the event that any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

      (ll) HEADINGS. The descriptive headings of the several paragraphs of this Agreement are inserted for convenience of reference only and shall not constitute a part of this Agreement.

      ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties concerning the Employee's employment and all promises, representations, understandings, arrangements and prior agreements on such subject are merged herein and superseded hereby. The provisions of this Agreement may not be amended, modified, repealed, waived, extended or discharged except by an agreement in writing signed by the party against whom enforcement of any amendment, modification, repeal, waiver, extension or discharge is sought. No person acting other than pursuant to a resolution of the Board of Directors shall have authority on behalf of the Company to agree to amend, modify, repeal, waive, extend or discharge any provision of this Agreement or anything in reference thereto or to exercise any of the Company's rights to terminate or to fail to extend this Agreement.

      AUTHORITY. Each party has all requisite power and authority to enter into this Agreement. The execution and delivery of this Agreement and the employment of the Employee contemplated hereby have been duly authorized by all necessary action on the part of such party. This Agreement has been duly and validly executed and delivered by such party and, assuming the due authorization, execution and delivery hereof by the other signatory hereto, constitutes the valid and binding obligation of such party, enforceable against such party in accordance with its terms.

      COUNTERPARTS. This Agreement may be executed in two counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

[INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and attested by its duly authorized officers, and the Employee has set his hand, all as of the day and year first above written.

ATTEST:                                  COMPANY

                                         ARC COMMUNICATIONS INC.

                                         By: /s/ Peter A. Bordes, Jr.
-------------------------------              ------------------------
                                             Peter A. Bordes, Jr.
                                             Chief Executive Officer


WITNESS:
                                         EMPLOYEE

                                         /s/ Aaron Dobrinsky
-------------------------------          -------------------
                                         Aaron Dobrinsky